UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

OTELCO, INC.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

688823202
(CUSIP Number)

Ira Sochet
121 14th Street
Belleaire Beach, Florida 33786
(305) 490-3716
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Disclosure Law Group
600 West Broadway
Suite 700
San Diego, CA 92101
(619) 272-7050

June 25, 2018
(Date of Event Which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box  ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68882302

1.	Name of Reporting Persons Ira Sochet.
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☐
3.	SEC Use Only .
4.	Source of Funds PF, WC.
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) .
6.	Citizenship or Place of Organization United States.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 907,333(1).
	8.	Shared Voting Power 0.
	9.	Sole Dispositive Power 907,333(1).
	10.	Shared Dispositive Power 0.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 907,333(1).
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares .
13.	Percent of Class Represented by Amount in Row (11) 26.8%.
14.	Type of Reporting Person IN.

(1)
Consists of shares of Class A Common Stock held in an IRA account and by Ira Sochet Trust, over which Mr. Sochet has sole voting and dispositive control, and shares of Class A Common Stock held by Sochet & Company, Inc., an entity owned and controlled by Mr. Sochet.

CUSIP No. 68882302

This amendment to Schedule 13D (the “Amendment”) is filed as the second amendment to the Statement on Schedule 13D, dated December 1, 2017 (the “Schedule 13D”), as amended on May 1, 2018, filed on behalf of Ira Sochet relating to the Class A Common Stock of Otelco, Inc., a Delaware corporation. This Amendment reflects material changes in the Schedule 13D, such material changes being more fully reflected in Item 5 below.

Item 1.	Security and Issuer.

This Schedule 13D/A relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Otelco, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 505 Third Avenue East, Oneonta, Alabama 3512.

Item 2.	Identity and Background.

(a)
This Schedule 13D is being filed by Ira Sochet (the “Reporting Person”).

(b)
The business address of the Reporting Person is 121 14th Street, Belleaire Beach, Florida 33786.

(c)
The Reporting Person is the President and sole shareholder of Sochet & Company, Inc., a registered investment advisor, located at 121 14th Street, Belleaire Beach, Florida 33786.

(d)
The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last 5 years.

(e)
During the last 5 years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)
The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons used an aggregate of approximately $2,057,078 to purchase the additional Securities reported as beneficially owned in Item 5 since the filing of the Reporting Person’s last Schedule 13D amendment. The source of funds for acquiring the foregoing shares of Class A Common Stock was the Reporting Person’s personal funds and working capital of Sochet & Company, Inc.

Item 4.	Purpose of Transaction.
The shares of Class A Common Stock owned by the Reporting Person were acquired for investment purposes. The Reporting Person currently holds such shares for investment purposes, subject to the following.
The Reporting Person intends to review on a continuing basis his investment in the Issuer. As a result of the Reporting Person’s continuous review and evaluation of the business and financial condition of the Issuer, the Reporting Person may communicate with the board of directors of the Issuer, members of management and/or other security holders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the board of directors with a view to maximizing security holder value. The Reporting Person may also seek to sell or otherwise dispose of some or all of the Issuer’s securities from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Person, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Person.
Except as described in this Item 4 of Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person, at any time and from time to time, may review, reconsider and change his position and/or change his purpose and/or develop such plans and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing any such transactionsand, in connection therewith, may discuss, evaluate and/or pursue any such transactions with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer.

(a)
As of the close of business on October 24, 2018, the Reporting Person may be deemed to be the beneficial owner of 907,333 shares of Class A Common Stock, which represents approximately 26.8% of the Company's oustanding shares of Class A Common Stock. The shares of Class A Common Stock beneficially owned by the Reporting Person includes shares held in an IRA account and shares held by Ira Sochet Trust, over which the Reporting Person has voting and dispositive control, and shares held by Sochet & Company, Inc., an entity owned and controlled by the Reporting Person.

Each percentage ownership of shares set forth in this Statement is based on the 3,388,624 shares of Class A Common Stock reported by the Company as outstanding on August 13, 2018 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission with respect to its quarter ended June 30, 2018.

(b)
The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all the shares of Class A Common Stock beneficially owned by him.

(c)
The following table sets forth all transactions in Class A Common Stock effected by the Reporting Person since the filing of the Reporting Person’s last Schedule 13D amendment. All transactions were open market transactions effected through brokers.

Date	Number of Shares purchased	Approximate Price per Share	Beneficial Owner
June 7, 2018	8,000	$13.95	By Roth IRA
June 7, 2018	6,710	$13.79	As trustee of Ira Sochet Trust
June 15, 2018	7,300	$14.56	As trustee of Ira Sochet Trust
June 18, 2018	1,497	$14.64	As trustee of Ira Sochet Trust
June 25, 2018	12,500	$15.00	By Roth IRA
June 25, 2018	2,099	$15.12	As trustee of Ira Sochet Trust
June 28, 2018	3,000	$15.00	As trustee of Ira Sochet Trust
June 29, 2018	6,100	$15.00	By Roth IRA
June 29, 2018	11,983	$15.00	As trustee of Ira Sochet Trust
July 6, 2018	3,900	$15.05	As trustee of Ira Sochet Trust
July 9, 2018	9,348	$15.02	As trustee of Ira Sochet Trust
July 9, 2018	5,000	$15.05	By Roth IRA
July 20, 2018	5,000	$14.90	By Roth IRA
July 20, 2018	6,752	$14.90	As trustee of Ira Sochet Trust
July 20, 2018	4,500	$14.85	As trustee of Ira Sochet Trust
July 24, 2018	14,658	$14.78	As trustee of Ira Sochet Trust
July 30, 2018	24,857	$15.01	As trustee of Ira Sochet Trust
October 24, 2018	5,228	$15.92	As trustee of Ira Sochet Trust

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 29, 2018	/s/ Ira Sochet
Ira Sochet